Exhibit 99.2

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Entrée Gold Inc. (the "Company")
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of the shareholders of Entrée Gold Inc. held on June 23, 2016 in Vancouver, British Columbia.

	MATTERS VOTED UPON		OUTCOME
1.	To determine the number of directors at six.		CARRIED on a show of hands
	Proxy Vote Totals:	For	Against	% of Votes Cast For
		96,136,756	1,308,920	98.66
2.	To elect the six nominees set forth in the Company's Information Circular for the annual general meeting to be held on June 23, 2016, as directors for the ensuing year.		CARRIED on a show of hands

Proxy Vote Totals:	For	Withheld	% of Votes Cast For
Lord Howard	72,555,945	668,018	99.09
James Harris	72,471,924	752,039	98.97
Stephen Scott	73,003,744	220,219	99.70
Mark Bailey	72,529,924	694,039	99.05
Alan Edwards	73,004,044	219,919	99.70
Anna Stylianides	72,486,390	737,573	98.99

3.	To re-appoint Davidson & Company LLP, Chartered Accountants, as the Company's auditor for the ensuing financial year and to authorize the directors to set the auditor's remuneration.	CARRIED on a show of hands

Proxy Vote Totals:	For	Withheld	% of Votes Cast For

	96,608,212	837,464	99.14

Yours truly,

ENTRÉE GOLD INC.

"Susan McLeod"

Susan McLeod
Vice President, Legal Affairs and Corporate Secretary